UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

Ikonics Corporation

(Name of Issuer)

  Common Stock $0.10 Par Value

(Title of Class of Securities)

  45172K102

(CUSIP Number)

  Mr. William C. Ulland 4832 Grand Avenue Duluth, Minnesota 55807 (218) 628-2217

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

   June 26, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45172K102		Page 2 of 5 Pages
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Joseph R. Nerges
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)☐
(b)☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 178,604 Shares Joseph R. Nerges
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 178,604 Shares Joseph R. Nerges
	10.	Shared Dispositive Power: None
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,604 Shares Joseph R. Nerges
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 8.9%
	14.	Type of Reporting Person (See Instructions): IN

Item 1.              Security and Issuer.

IKONICS CORPORATION
COMMON STOCK $0.10 PAR VALUE
4832 GRAND AVENUE
DULUTH, MINNESOTA 55807

Item 2.              Identity and Background.

(a) JOSEPH R. NERGES

(b) 1726 BUNDY STREET SCRANTON, PENNSYLVANIA 18508

(c) RETIRED - PRIVATE INVESTOR

(d) NOT APPLICABLE

(e) NOT APPLICABLE

(f) UNITED STATES

Item 3.              Source and Amount of Funds or Other Consideration.

The source of all funds used in the above security purchase were personal. The securities were purchased for an aggregate amount of $151,975.30.

Item 4.              Purpose of Transaction.

The above security was acquired for investment purposes only. I however reserve the right to acquire additional shares in the future. I also reserve the right to submit my name to fill any vacancies on the board of directors.

Item 5.              Interest in Securities of the Issuer.

(a) 178,604 shares 8.9% ownership all in the name of the above identified person.

(b) 178,604 shares with the sole power to vote, dispose or to direct the disposition.

(c) Prior 60 days transactions:

6/26/06	purchased	2500	shares	@ 7.32	self-directed
6/27/06	"	200	"	@ 7.32	"
6/28/06	"	50	"	@ 7.32	"
6/29/06	"	500	"	@ 7.34	"
6/30/06	"	513	"	@ 7.32	"
7/6/06	"	2030	"	@ 7.41	"
7/10/06	"	1000	"	@ 7.46	"
7/13/06	"	1000	"	@ 7.41	"
"	"	500	"	@ 7.45	"
"	"	500	"	@ 7.51	"
"	"	43	"	@ 7.42	"
7/14/06	"	303	"	@ 7.41	"
7/17/06	"	494	"	@ 7.40	"
7/18/06	"	500	"	@ 7.25	"
"	"	200	"	@ 7.30	"
7/19/06	"	247	"	@ 7.15	"
7/20/06	"	703	"	@ 7.22	"
7/21/06	"	1000	"	@ 7.23	"
7/24/06	"	100	"	@ 7.28	"
7/25/06	"	396	"	@ 7.39	"
7/28/06	"	1053	"	@ 7.95	"
7/31/06	"	500	"	@ 7.93	"
8/1/06	"	800	"	@ 7.88	"
"	"	200	"	@ 7.75	"
8/4/06	"	2011	"	@ 7.63	"
"	"	89	"	@ 7.62	"
8/7/06	"	650	"	@ 7.40	"
8/8/06	"	101	"	@ 7.20	"
8/10/06	"	337	"	@ 7.53	"
8/11/06	"	100	"	@ 7.40	"
8/14/06	"	330	"	@ 7.51	"
8/15/06	"	450	"	@ 7.40	"

(d) Not applicable.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.             Material to be Filed as Exhibits.

None

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2006

/s/ Joseph R. Nerges
Joseph R. Nerges